SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Unaudited interim consolidated

financial statements at
June 31, 2021
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at June 30, 2021 and the related interim consolidated statements of income and comprehensive income for the three-month and six-month periods then ended, and the interim consolidated statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements is not prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

São Paulo, August 10, 2021

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alessandro Marchesino de Oliveira

Contador CRC 1SP265450/O-8

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousand of Brazilian Reais unless otherwise stated

Assets	Note	06/30/2021	12/31/2020

Cash and cash equivalents	5	13,269,346	17,090,335
Investment securities	6	1,245,607	1,700,028
Derivative financial instruments	22	900,102	505,933
Trade receivable		3,702,153	4,303,138
Inventories	7	9,583,373	7,605,905
Income tax and social contributions recoverable		1,501,766	1,759,247
Recoverable taxes	8	1,363,352	1,527,895
Other assets		1,139,967	850,133
Current assets		32,705,666	35,342,614

Investment securities	6	196,011	213,907
Derivative financial instruments	22	1,050	3,403
Income tax and social contributions recoverable		4,072,743	4,495,002
Recoverable taxes	8	7,381,800	5,695,806
Deferred tax assets	9	4,578,825	4,560,808
Other assets		1,971,170	2,141,596
Employee benefits		33,241	33,648
Investments in joint ventures		310,649	337,427
Property, plant and equipment	10	25,701,978	24,768,355
Intangible		7,603,171	7,580,556
Goodwill	11	39,883,831	40,023,457
Non-current assets		91,734,469	89,853,965

Total assets		124,440,135	125,196,579

The accompanying notes are an integral part of these interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousand of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	06/30/2021	12/31/2020

Trade payables		18,818,386	19,339,223
Derivative financial instruments	22	301,098	329,768
Interest-bearing loans and borrowings	12	854,758	2,738,773
Bank overdrafts		94,065	-
Wages and salaries		1,695,244	925,531
Dividends and interest on shareholders’ equity payable		1,227,394	2,454,741
Income tax and social contribution payable		1,325,769	1,167,347
Taxes and contributions payable		2,318,180	4,549,521
Other liabilities		1,983,066	1,848,148
Provisions	13	173,566	124,912
Current liabilities		28,791,526	33,477,964

Trade payables		618,935	655,872
Derivative financial instruments	22	-	20
Interest-bearing loans and borrowings	12	2,135,837	2,053,455
Deferred tax liabilities	9	2,849,432	3,043,362
Income tax and social contribution payable		1,816,792	1,912,658
Taxes and contributions payable		686,348	684,260
Put option granted on subsidiaries and other liabilities		3,615,748	4,226,731
Provisions	13	412,688	447,086
Employee benefits		3,411,023	3,544,047
Non-current liabilities		15,546,803	16,567,491

Total liabilities		44,338,329	50,045,455

Equity	14
Issued capital		58,006,296	57,899,073
Reserves		80,953,257	80,905,572
Carrying value adjustments		(66,622,709)	(64,989,017)
Retained earnings / (losses)		6,552,945	-
Equity attributable to the equity holders of Ambev		78,889,789	73,815,628
Non-controlling interests		1,212,017	1,335,496
Total equity		80,101,806	75,151,124

Total equity and liabilities		124,440,135	125,196,579

The accompanying notes are an integral part of these interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the six and three-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

		Six-month period ended:		Three-month period ended:
	Note	2021	2020	2021	2020

Net sales	16	32,350,902	24,217,927	15,711,141	11,615,330
Cost of sales		(15,910,599)	(11,445,066)	(7,965,269)	(5,801,877)
Gross profit		16,440,303	12,772,861	7,745,872	5,813,453

Distribution expenses		(4,490,366)	(3,694,432)	(2,360,773)	(1,843,119)
Sales and marketing expenses		(3,093,145)	(2,862,684)	(1,648,105)	(1,307,145)
Administrative expenses		(2,376,945)	(1,347,378)	(1,142,886)	(682,032)
Other operating income/(expenses), net	17	1,572,890	236,176	1,394,950	64,907
Exceptional items	18	(157,075)	(151,994)	(85,650)	(127,919)
Income from operations		7,895,662	4,952,549	3,903,408	1,918,145

Finance expenses	19	(2,405,939)	(2,812,984)	(961,544)	(1,030,341)
Finance income	19	1,064,341	482,382	684,246	236,606
Net finance result		(1,341,598)	(2,330,602)	(277,298)	(793,735)

Share of results of joint ventures		(21,571)	(22,854)	(9,025)	(16,237)
Income before income tax		6,532,493	2,599,093	3,617,085	1,108,173

Income tax expense	20	(869,601)	(116,525)	(687,504)	163,143
Net income		5,662,892	2,482,568	2,929,581	1,271,316

Attributable to:
Equity holders of Ambev		5,511,194	2,318,583	2,885,782	1,226,799
Non-controlling interest		151,698	163,985	43,799	44,517

Basic earnings per share - common - R$		0.3502	0.1474	0.1834	0.0780
Diluted earnings per share - common - R$		0.3475	0.1461	0.1820	0.0773

The accompanying notes are an integral part of these interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six and three-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Six-month period ended:		Three-month period ended:
	2021	2020	2021	2020

Net income	5,662,892	2,482,568	2,929,581	1,271,316

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(57,776)	(3,598)	(1,625)	1,156

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge on foreign operations	-	132	-	132
Investment hedge - put option granted on subsidiaries	287,231	(501,878)	450,233	73,096
Gains/losses on translation of other foreign operations	(1,690,241)	9,991,404	(6,377,709)	1,936,599
Gains/losses on translation of foreign operations	(1,403,010)	9,489,658	(5,927,476)	2,009,827

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	605,275	1,215,829	(443,501)	317,315
Reclassified from Equity (Hedge reserve) and included in profit or loss	(758,119)	(722,740)	(366,663)	(367,058)
Total cash flow hedge	(152,844)	493,089	(810,164)	(49,743)

Other comprehensive (loss)/income	(1,613,630)	9,979,149	(6,739,265)	1,961,240

Total comprehensive income	4,049,262	12,461,717	(3,809,684)	3,232,556

Attributable to:
Equity holders of Ambev	3,924,372	11,953,480	(3,641,402)	3,218,645
Non-controlling interest	124,890	508,237	(168,282)	13,911

The accompanying notes are an integral part of these interim consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 9 - Deferred income tax and social contribution.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six and three-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2020	57,866,759	54,811,462	20,874,268	-	(72,274,464)	61,278,025	1,277,980	62,556,005

Net Income	-	-	-	2,318,583	-	2,318,583	163,985	2,482,568

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-		-	-	9,145,108	9,145,108	344,550	9,489,658
Cash flow hedges	-		-	-	493,454	493,454	(365)	493,089
Actuarial gains/(losses)	-		-	-	(3,665)	(3,665)	67	(3,598)
Total comprehensive income	-	-	-	2,318,583	9,634,897	11,953,480	508,237	12,461,717
Capital increase (Note 14)	32,314	(32,314)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	603,229	-	603,229	(1,138)	602,091
Options granted on subsidiaries	-	-	-	-	(4,700)	(4,700)	-	(4,700)
Gains/(losses) of controlling interest	-	-	-	-	(510)	(510)	1,025	515
Tax on deemed dividends	-	-	-	-	(7,570)	(7,570)	-	(7,570)
Dividends paid	-	-	-	-	-	-	(176,562)	(176,562)
Purchases of shares and results from treasury shares	-	(2,259)	-	-	-	(2,259)	-	(2,259)
Share-based payments	-	100,222	-	-	-	100,222	-	100,222
Prescribed/(complementary) dividends	-	-	-	2,838	-	2,838	-	2,838
At June 30, 2020	57,899,073	54,877,111	20,874,268	2,924,650	(62,652,347)	73,922,755	1,609,542	75,532,297

The accompanying notes are an integral part of these interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six and three-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2021	57,899,073	54,985,511	25,920,061	-	(64,989,017)	73,815,628	1,335,496	75,151,124

Net Income	-	-	-	5,511,194	-	5,511,194	151,698	5,662,892

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(1,378,650)	(1,378,650)	(24,360)	(1,403,010)
Cash flow hedges	-	-	-	-	(150,283)	(150,283)	(2,561)	(152,844)
Actuarial gains/(losses)	-	-	-	-	(57,889)	(57,889)	113	(57,776)
Total comprehensive income	-	-	-	5,511,194	(1,586,822)	3,924,372	124,890	4,049,262
Capital increase (Note 14)	107,223	(103,804)	-	-	-	3,419	-	3,419
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,041,751	-	1,041,751	17,700	1,059,451
Gains/(losses) of controlling interest	-	-	-	-	(46,870)	(46,870)	7,370	(39,500)
Dividends paid	-	-	-	-	-	-	(273,439)	(273,439)
Purchases of shares and results from treasury shares	-	(41,527)	-	-	-	(41,527)	-	(41,527)
Share-based payments	-	193,016	-	-	-	193,016	-	193,016
At June 30, 2021	58,006,296	55,033,196	25,920,061	6,552,945	(66,622,709)	78,889,789	1,212,017	80,101,806

The accompanying notes are an integral part of these interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six and three-month period ended June 30

All amounts in thousand of Brazilian Reais unless otherwise stated

		Six-month period ended:
	Note	2021	2020

Net income		5,662,892	2,482,568
Depreciation, amortization and impairment		2,563,678	2,476,203
Impairment losses on receivables and inventory		75,810	190,784
Additions/(reversals) in provisions and employee benefits		93,437	108,280
Net finance costs	19	1,341,598	2,330,602
Losses/(gains) on sale of property, plant and equipment and intangible assets		(42,391)	(24,397)
Equity-settled share-based payment expenses	21	199,518	103,954
Income tax expense	20	869,601	116,525
Share of result of joint ventures		21,571	22,854
Other non-cash items included in profit		(746,876)	(726,162)
Cash flow from operating activities before changes in working capital and use of provisions		10,038,838	7,081,211

(Increase)/decrease in trade and other receivables		(241,224)	1,363,840
(Increase)/decrease in inventories		(2,240,332)	(1,132,666)
Increase/(decrease) in trade and other payables		(943,577)	(2,157,840)
Cash generated from operations		6,613,705	5,154,545

Interest paid		(266,910)	(215,558)
Interest received		110,738	271,670
Dividends received		2,762	4,543
Income tax paid		(1,782,991)	(1,832,378)
Cash flow from operating activities		4,677,304	3,382,822

Proceeds from sales of property, plant and equipment and intangible assets		61,631	47,071
Proceeds from sales of subsidiaries operations		384	-
Acquisitions of property, plant and equipment and intangible assets		(2,967,071)	(2,153,452)
Acquisitions of subsidiaries, net of cash acquired		(132,948)	(299,977)
Acquisitions of other investments		(5,316)	(4,314)
Investments in short term debt securities and net proceeds/(acquisitions) of debt securities		460,356	(74,944)
Net proceeds/(acquisitions) of other assets		4,925	-
Cash flow from investing activities		(2,578,039)	(2,485,616)

Capital increase		3,419	-
Capital increase/(decrease) of non-controlling interest		-	659
Proceeds/(repurchases) of treasury shares		(42,836)	(5,993)
Proceeds from borrowings		148,716	3,460,507
Repayment of borrowings		(2,214,557)	(103,797)
Cash net of finance costs other than interests		(1,787,384)	(1,199,486)
Payment of lease liabilities		(306,935)	(262,113)
Dividends and interest on shareholders equity paid		(1,473,016)	(51,286)
Cash flow from financing activities		(5,672,593)	1,838,491

Net increase/(decrease) in cash and cash equivalents		(3,573,328)	2,735,697
Cash and cash equivalents less bank overdrafts at the beginning of the year		17,090,335	11,900,642
Effect of exchange rate fluctuations on cash and cash equivalents		(341,726)	2,111,860
Cash and cash equivalents less bank overdrafts at the end of the year		13,175,281	16,748,199

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

SUMMARY

INTERIM CONSOLIDATED BALANCE SHEET		1
INTERIM CONSOLIDATED STATEMENTS OF INCOME		3
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		4
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		5
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS		7

1	CORPORATE INFORMATION	9
2	STATEMENT OF COMPLIANCE	12
3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	13
4	USE OF ESTIMATES AND JUDGMENTS	14
5	CASH AND CASH EQUIVALENTS	16
6	INVESTMENT SECURITIES	16
7	INVENTORY	17
8	RECOVERABLE TAXES	17
9	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	17
10	PROPERTY, PLANT AND EQUIPMENT	20
11	GOODWILL	23
12	INTEREST-BEARING LOANS AND BORROWING	24
13	PROVISIONS	25
14	CHANGES IN EQUITY	27
15	SEGMENT REPORTING	33
16	NET SALES	37
17	OTHER OPERATING INCOME / (EXPENSES)	37
18	EXCEPTIONAL ITEMS	37
19	FINANCE EXPENSES AND INCOME	38
20	INCOME TAX AND SOCIAL CONTRIBUTION	39
21	SHARE-BASED PAYMENTS	40
22	FINANCIAL INSTRUMENTS AND RISKS	43
23	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	57
24	CONTINGENCIES	57
25	NON-CASH ITEMS	60
26	RELATED PARTIES	60

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third-party products; the sale of promotional and advertising materials; and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The interim financial statements were approved, in their final form, by the Board of Directors on July 28, 2021.

(b)	Major corporate events in 2021 and 2020

COVID-19 impacts

The outbreak of the novel coronavirus (SARS-CoV-2 or “COVID-19”) on a global scale has increased the volatility of the national and international markets, affecting the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has evolved rapidly across the globe in a fluid and uncertain manner, including voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and ban on the distribution, sale and consumption of alcoholic beverages in some countries where we operate. Many of these measures directly affect our sales, distribution and final consumer demand for our products.

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated, significant

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer markets and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries; although this channel represents a small portion of the Company's total volume.

During the second quarter of 2021, the consistency in the implementation of the Company's strategy and the relaxation of restrictions in some regions, led to a gradual increase in volumes across most of our operations, especially in Brazil. However, there is some uncertainty regarding the duration and likelihood of further government interventions or increase in restrictions, as well as the economic effects on financial markets and exchange rates. Those impacts may result in material adverse impacts on our business, liquidity, financial condition, and the outcome of operations, as well as volatility in the trading prices of our shares. However, we are continuing to manage our liquidity and capital resources in a disciplined manner. Management have concluded that there are no substantial doubts regarding the Company's ability to continue as a going concern.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at June 30, 2021, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 11 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the interim financial statements, among other analyses.

Any impacts arising from these analyses are reflected in the interim financial statements and Explanatory Notes. In addition, due to the protective actions taken for our staff and the donations made by our community, the Company incurred exceptional expenses of R$76,562, at June 30, 2021, as reported in Note 18 - Exceptional items.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Share buyback program

The Board of Directors, in a meeting held on March 18, 2021, approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Instruction 567/15, a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program will be in effect until September 18, 2022, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, together with other information, in the form of Exhibit 30-XXXVI of CVM Instruction No. 480/09 as disclosed at March 18, 2021. The Company has 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15. The acquisition will occur as per a deduction of the capital reserve account recorded in the balance sheet dated as at December 31, 2020. The transaction will be carried out through one or more of the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A..

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. Until June 30, 2021, there were no exercises for these options. The details of the assumptions used for this option are described in Note 22 (Item IV (d)).

Distribution agreement Cervecería Chile S.A.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Addendum to the agreement with PepsiCo Bolivia

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, a subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands from PepsiCo’s portfolio in Bolivia, was amended in June 1, 2020, extending the agreement for a further ten years and reflecting certain changes in the trade agreement between the parties.

New acquisitions

On January 22, 2020, the Company, through its subsidiary Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages.

Exchange contracts for future financial flows - Equity Swaps

On May 13, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 65 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.0 billion.

On December 9, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation, of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 80 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.2 billion, in addition to contracts already executed in the context of the approvals of December 19, 2019 and May 13, 2020, and which have not yet been settled as at the date of approval, may result in an exposure of up to 137,014,453 common shares (some or all of which may be in the form of ADRs).

2.	STATEMENT OF COMPLIANCE

The consolidated interim financial statements have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2020. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a)	Summary of significant accounting policies (Note 3);
(b)	Trade receivables (Note 20);
(c)	Investments securities (Note 16);
(d)	Intangibles (Note 15);
(e)	Goodwill (Note 14);
(f)	Trade payables (Note 26);
(g)	Interest-bearing loans and borrowings (Note 23);
(h)	Employee benefits (Note 24);
(i)	Changes in equity (Note 22);
(j)	Additional information on operating expenses by nature (Note 10);
(k)	Payroll and related benefits (Note 09);
(l)	Contingencies (Note 30);
(m)	Group companies (Note 33); and
(n)	Insurance (Note 34)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the interim financial statements as at June 30, 2021 compared to those presented in the financial statements for the years ended December 31, 2020.

(a)	Basis of preparation and measurement

The interim financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand. The measurement basis used in preparing the interim financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

There were no new standards for the period ended June 30, 2021 for the preparation of these interim financial statements.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in interim consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

(c)	Foreign currency conversion

Exchange rates

The main exchange rates used in the preparation of the Company’s interim financial statements are:

					Average rate
			Closing rate		Six-month period ended:		Three-month period ended:
Currency	Name	Country	06/30/2021	12/31/2020	06/30/2021	06/30/2020	03/31/2021	03/31/2020

CAD	Canadian Dollar	Canada	4.0379	4.0791	4.3400	3.4374	4.2322	3.2047
DOP	Dominican Peso	Dominican Republic	0.0875	0.0891	0.0938	0.0867	0.0925	0.0797
USD	US Dollar	Panamá and Cuba (i)	5.0022	5.1967	5.4046	4.6837	5.3822	4.2444
GTQ	Quetzal	Guatemala	0.6469	0.6700	0.7001	0.6074	0.6956	0.5511
ARS	Argentinean Peso	Argentina	0.0523	0.0618	0.0605	0.0748	0.0621	0.0699
BOB	Bolivian Peso	Bolivia	0.7187	0.7467	0.7765	0.6729	0.7733	0.6098
PYG	Guarani	Paraguay	0.0007	0.0007	0.0008	0.0007	0.0008	0.0007
UYU	Uruguayan Peso	Uruguay	0.1148	0.1227	0.1253	0.1180	0.1264	0.1117
CLP	Chilean Peso	Chile	0.0068	0.0073	0.0075	0.0058	0.0075	0.0054
BBD	Barbadian Dollar	Barbados	2.4659	2.5618	0.4930	2.3089	2.6532	2.0923

(i) The functional currency of Cuba, the Cuban convertible peso (“CUC”), has parity with the US dollar (“USD”) in the financial statement date.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments regarding the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) Predecessor basis of accounting;

(ii) Business combinations;

(iii) Impairment;

(iv) Provisions;

(v) Share-based payments;

(vi) Employee benefits;

(vii) Current and deferred tax;

(viii) Joint arrangements;

(ix) Measurement of financial instruments, including derivatives;

(x) Assets and liabilities recognition related to extemporaneous tax credits and debits;

(xi) Accounting and financial reporting in hyperinflationary economies; and

(xii) Leases.

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy. Such estimates are reviewed annually by independent actuaries.

The Company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of the subsidiaries of the Company are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and by their nature, can take a considerable time to complete.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

5.	CASH AND CASH EQUIVALENTS

	06/30/2021	12/31/2020

Cash	145,070	261,426
Current bank accounts	3,961,930	5,860,939
Short term bank deposits (i)	9,162,346	10,967,970
Cash and cash equivalents	13,269,346	17,090,335

Bank overdrafts	(94,065)	-
Cash and cash equivalents less bank overdraft	13,175,281	17,090,335

(i) The balance refers mostly to Bank Deposit Certificates – (“CDB”), high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The current account balance includes the amount of R$464 million as at June 30, 2021 (R$449 million in 2020) which is held in Cuba and is not freely transferable to the parent company due to remittance restrictions.

6.	INVESTMENT SECURITIES

	06/30/2021	12/31/2020

Financial assets at fair value through profit or loss	1,245,607	1,700,028
Current investment securities	1,245,607	1,700,028

Investment on debt securities (i)	196,011	213,907
Non-current investment securities	196,011	213,907

Total	1,441,618	1,913,935

(i) The balance refers substantially to Bank Deposit Certificates (“CDBs”) which are linked to tax incentives and do not have immediate convertibility into a known amount of cash.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

7.	INVENTORY

	06/30/2021	12/31/2020

Finished goods	3,995,766	2,575,516
Work in progress	598,477	518,345
Raw materials and consumables	4,119,603	3,513,022
Spare parts and others	748,762	758,809
Prepayments	255,970	381,361
Impairment losses	(135,205)	(141,148)
	9,583,373	7,605,905

Write-offs/losses on inventory recognized in the income statement amounting to R$65,796 in period ended on June 30, 2021 (R$34,330 in the period ended on June 30, 2020).

8.	RECOVERABLE TAXES
	06/30/2021	12/31/2020
PIS/COFINS exclusion of ICMS (i)	79,389	-
PIS/COFINS	471,733	711,991
ICMS	568,659	563,422
IPI	184,439	177,041
Others	59,132	75,441
Current	1,363,352	1,527,895

PIS/COFINS exclusion of ICMS (i)	6,790,688	5,183,354
ICMS	333,659	266,528
Others	257,453	245,924
Non-current	7,381,800	5,695,806

Total	8,745,152	7,223,701

(i) As detailed in Note 24 - Contingencies, the Company has been recognizing PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS - exclusion of ICMS, according to the table above.

9.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follow:

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%

(i) Amendments to Argentine tax legislation enacted in June, 2021 and applicable from January, 2021 increased the income tax rate from 30% to 35%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against currently recorded temporary differences, with a particular emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	06/30/2021			12/31/2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	12,360	(2,400)	9,960	10,113	-	10,113
Intangible	-	(1,408,203)	(1,408,203)	-	(1,253,015)	(1,253,015)
Employee benefits	1,100,093	(2,321)	1,097,772	971,180	(3,004)	968,176
Trade payables	3,722,988	(205,277)	3,517,711	3,917,100	(230,244)	3,686,856
Trade receivable	55,525	(4)	55,521	53,066	(4)	53,062
Derivatives	23,831	(128,087)	(104,256)	36,331	(118,744)	(82,413)
Interest-Bearing Loans and Borrowings	-	(1,584)	(1,584)	-	(1,805)	(1,805)
Inventories	252,860	(62,200)	190,660	288,709	(67,590)	221,119
Property, plant and equipment	540,912	(1,787,155)	(1,246,243)	430,760	(1,608,996)	(1,178,236)
Withholding tax on undistributed profits and royalties	-	(1,523,043)	(1,523,043)	-	(1,538,850)	(1,538,850)
Investments in joint ventures	-	(421,589)	(421,589)	-	(421,589)	(421,589)
Interest on shareholders' equity	1,031,129	-	1,031,129	-	-	-
Losses carried forward	1,834,084	-	1,834,084	1,739,680	-	1,739,680
Provisions	641,738	(1,405)	640,333	636,030	(1,266)	634,764
Complement of income tax of foreign subsidiaries due in Brazil	-	(61,240)	(61,240)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	95,043	(1,448)	93,595	124,160	(1,635)	122,525
ICMS on the assessment bases of PIS/COFINS	-	(2,028,712)	(2,028,712)	-	(1,460,795)	(1,460,795)
Other items	120,756	(67,258)	53,498	79,215	(61,361)	17,854
Gross deferred tax assets / (liabilities)	9,431,319	(7,701,926)	1,729,393	8,286,344	(6,768,898)	1,517,446
Netting by taxable entity	(4,852,494)	4,852,494	-	(3,725,536)	3,725,536	-
Net deferred tax assets / (liabilities)	4,578,825	(2,849,432)	1,729,393	4,560,808	(3,043,362)	1,517,446

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingencies related to uncertainty about the tax treatment of income, are disclosed in Notes 4 (i) and 24, respectively.

As at June 30, 2021 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	06/30/2021
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9,960	9,960
Intangible	(1,393)	(1,406,810)	(1,408,203)
Employee benefits	160,669	937,103	1,097,772
Trade payables	(192,155)	3,709,866	3,517,711
Trade receivable	44,511	11,010	55,521
Derivatives	(94,410)	(9,846)	(104,256)
Interest-bearing loans and borrowings	(1,584)	-	(1,584)
Inventories	209,488	(18,828)	190,660
Property, plant and equipment	(56,267)	(1,189,976)	(1,246,243)
Withholding tax on undistributed profits and royalties	(137,564)	(1,385,479)	(1,523,043)
Investments in joint ventures	-	(421,589)	(421,589)
Interest on shareholders' equity	1,031,129	-	1,031,129
Provisions	348,890	291,443	640,333
Complement of income tax of foreign subsidiaries due in Brazil	(61,240)	-	(61,240)
Impact of the adoption of IFRS 16 (Leases)	(638)	94,233	93,595
ICMS on the assessment bases of PIS/COFINS	-	(2,028,712)	(2,028,712)
Other items	45,157	8,341	53,498
Total	1,294,593	(1,399,284)	(104,691)

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company's business in the economies in which it is located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	06/30/2021
2021	610,005
2022	430,569
2023	154,083
2024	263,964
2025	95,092
2026 to 2028	236,667
2029 to 2030 (i)	43,704
Total	1,834,084

(i) There is no expectation of realization beyond a term of ten years.

As at June 30, 2021, the tax credits related to tax losses in the amount of R$904,236 (R$969,966 in 2020) were not recorded, as realization is not probable.

A significant portion of the deferred tax assets related to tax losses amount do not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$3,616,855 at June 30, 2021 (R$3,879,773 in December 31, 2020).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2020	1,517,446
Recognition of actuarial gains/(losses)	25
Investment hedge - put option granted on subsidiaries	(147,967)
Cash flow hedge - gains/(losses)	(171,218)
Gains/(losses) on translation of other foreign operations	(18,629)
Recognized in other comprehensive income	(337,789)
Recognized in the income statement	446,240
Changes directly in the balance sheet	103,496
Recognized in deferred tax	(133,939)
Effect of application of IAS 29 (hyperinflation)	(133,939)
Recognized in other group of balance sheet	237,435
At June 30, 2021	1,729,393

10.	PROPERTY, PLANT AND EQUIPMENT

	06/30/2021	12/31/2020
Property, plant and equipment	23,412,426	22,852,861
Right of use assets	2,289,552	1,915,494
	25,701,978	24,768,355

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2019	10,886,903	29,676,067	6,367,458	2,184,297	49,114,725
Effects of movements in foreign exchange in the balance sheet	724,849	1,811,929	392,109	173,154	3,102,041
Effects of application of IAS 29 (hyperinflation)	310,492	1,160,364	291,754	130,284	1,892,894
Acquisition through business combinations	4,009	9,841	1,716	-	15,566
Acquisitions	17,203	514,754	74,318	3,815,601	4,421,876
Disposals and write-offs	(23,714)	(1,422,230)	(247,003)	153	(1,692,794)
Transfers to other asset categories	465,366	2,286,586	338,800	(3,472,946)	(382,194)
At December 31, 2020	12,385,108	34,037,311	7,219,152	2,830,543	56,472,114
Effects of movements in foreign exchange in the balance sheet	(312,221)	(971,933)	(257,860)	(64,844)	(1,606,858)
Effects of application of IAS 29 (hyperinflation)	276,844	68,592	(141,619)	73,572	277,389
Acquisitions	7,425	470,344	608	2,417,370	2,895,747
Disposals and write-offs	(857)	(539,607)	(51,990)	(27)	(592,481)
Transfers to other asset categories	306,769	1,029,314	197,147	(1,663,707)	(130,477)
At June 30, 2021	12,663,068	34,094,021	6,965,438	3,592,907	57,315,434

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2019	(3,400,533)	(20,381,204)	(4,785,318)	-	(28,567,055)
Effects of movements in foreign exchange in the balance sheet	(174,260)	(1,205,742)	(278,491)	-	(1,658,493)
Effects of application of IAS 29 (hyperinflation)	(51,432)	(670,356)	(299,978)	-	(1,021,766)
Depreciation	(401,768)	(2,795,364)	(699,221)	-	(3,896,353)
Disposals and write-offs	7,825	1,409,014	245,876	-	1,662,715
Transfers to other asset categories	29,822	(3,578)	22,026	-	48,270
Others	(3,092)	(183,195)	(284)	-	(186,571)
At December 31, 2020	(3,993,438)	(23,830,425)	(5,795,390)	-	(33,619,253)
Effects of movements in foreign exchange in the balance sheet	62,273	703,956	224,333	-	990,562
Effects of application of IAS 29 (hyperinflation)	(46,091)	242,820	178,788	-	375,517
Depreciation	(202,368)	(1,488,337)	(311,981)	-	(2,002,686)
Disposals and write-offs	138	522,524	50,875	-	573,537
Transfers to other asset categories	(4,576)	(88,147)	569	-	(92,154)
Others	(1,872)	(123,406)	(3,253)	-	(128,531)
At June 30, 2021	(4,185,934)	(24,061,015)	(5,656,059)	-	(33,903,008)

Carrying amount:
At December 31, 2020	8,391,670	10,206,886	1,423,762	2,830,543	22,852,861
At June 30, 2021	8,477,134	10,033,006	1,309,379	3,592,907	23,412,426

The balances of capitalized interests and fixed assets provided as security are not material.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Right-of-use asset:

	Buildings	Machinery and equipment	Others	Total
Acquisition cost
At December 31, 2019 (i)	1,339,771	1,865,109	156,221	3,361,101
Effects of movements in foreign exchange in the balance sheet	131,765	8,215	9,284	149,264
Additions	321,794	32,566	12,243	366,603
Transfers from (to) other asset categories	(1,812)	-	(2,207)	(4,019)
At December 31, 2020	1,791,518	1,905,890	175,541	3,872,949
Effects of movements in foreign exchange in the balance sheet	(14,960)	(650)	(915)	(16,525)
Additions	218,412	459,524	-	677,936
Write-offs	(5,461)	(614,325)	(98,140)	(717,926)
Transfers from (to) other asset categories	(9,512)	(2,374)	(410)	(12,296)
At June 30, 2021	1,979,997	1,748,065	76,076	3,804,138

	Buildings	Machinery and equipment	Others	Total
Depreciation
At December 31, 2019	(494,488)	(756,906)	(81,078)	(1,332,472)
Effects of movements in foreign exchange in the balance sheet	(40,931)	(4,482)	(3,855)	(49,268)
Depreciation	(280,672)	(256,519)	(43,416)	(580,607)
Transfers (from) to other asset categories	3,217	-	1,675	4,892
At December 31, 2020	(812,874)	(1,017,907)	(126,674)	(1,957,455)
Effects of movements in foreign exchange in the balance sheet	9,645	525	(132)	10,038
Depreciation	(124,008)	(151,909)	(16,156)	(292,073)
Write-offs	5,461	614,325	93,288	713,074
Transfers (from) to other asset categories	(5,226)	4,995	12,061	11,830
At June 30, 2021	(927,002)	(549,971)	(37,613)	(1,514,586)

Carrying amount:
At December 31, 2020	978,644	887,983	48,867	1,915,494
At June 30, 2021	1,052,995	1,198,094	38,463	2,289,552

(i) Adjusted balances for comparative purposes.

Term contracts and discount rate

The Company estimated discount rates, based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the rates applied:

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Rate %
Lease Term	06/30/2021	12/31/2020
2021-2025	10.72%	10.54%
2026-2030	7.28%	8.19%
2031-2035	11.48%	10.97%

11.	GOODWILL

	06/30/2021	12/31/2020

Balance at the end of the previous year	40,023,457	35,009,909
Effects of movements in foreign exchange in the balance sheet	(712,103)	4,006,854
Effect of application of IAS 29 (hyperinflation)	556,739	605,432
Acquisitions, (write-offs) and disposal through business combinations	15,738	401,262
Balance at the end of the year	39,883,831	40,023,457

The carrying amount of goodwill was allocated to the different CGUs as follows:

	Functional currency	06/30/2021	12/31/2020

Brazil	BRL	17,696,645	17,696,645
Goodwill		102,939,278	102,939,278
Non-controlling transactions (i)		(85,242,633)	(85,242,633)

CAC:
Dominican Republic	DOP	4,007,469	4,080,709
Panama	PAB	1,738,858	1,806,467

Latin America - South:
Argentina	ARS	2,615,951	2,415,231
Bolivia	BOB	1,769,398	1,838,188
Chile	CLP	59,470	63,904
Paraguay	PYG	994,835	998,888
Uruguay	UYU	170,240	182,023

Canada	CAD	10,830,965	10,941,402
		39,883,831	40,023,457

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

Impairment testing

The impairment test was updated to the base date of June 30, 2021 considering the most accurate estimates calculated by management. For the second year of the model, we used the assumptions that were already considered for the projection of the other years, considering that they are still valid. The conclusion of the revaluation is that there were no indications of impairment until June 30, 2021.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

12.	INTEREST-BEARING LOANS AND BORROWING

	06/30/2021	12/31/2020

Secured bank loans (i)	140,549	1,940,773
Unsecured bank loans (i)	1,691	246,744
Debentures and unsecured bond issues	109,516	108,548
Other unsecured loans	33,878	36,702
Lease liabilities	569,124	406,006
Current liabilities	854,758	2,738,773

Secured bank loans	195,833	238,369
Unsecured bank loans	-	1,074
Other unsecured loans	105,973	98,950
Lease liabilities	1,834,031	1,715,062
Non-current liabilities	2,135,837	2,053,455

(i) In the second quarter Ambev approved new loans for working capital financing.

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule are disclosed in Note 22 - Financial instruments and risks.

Contractual clauses (Covenants)

As at June 30, 2021, the Company's loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require only personal guarantees as collateral, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract, to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and /or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

As at June 30, 2021, the Company was in compliance with all of its contractual obligations for its loans and financing.

13.	PROVISIONS

(a) Provision changes

	Balance as at December 31, 2019	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at December 31, 2020

Provision for disputes and litigations
Taxes on sales	182,339	204	49,303	(17,178)	(30,472)	184,196
Labor	120,127	(133)	173,969	(142,187)	(21,934)	129,842
Civil	64,023	(788)	167,280	(132,175)	(11,484)	86,856
Other taxes	105,907	991	58,158	(8,045)	(399)	156,612
Total provision for disputes and litigations	472,396	274	448,710	(299,585)	(64,289)	557,506

Restructuring	8,609	2,918	7,128	-	(4,163)	14,492

Total provisions	481,005	3,192	455,838	(299,585)	(68,452)	571,998

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Balance as at December 31, 2020	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as at June 30, 2021

Provision for disputes and litigations
Taxes on sales	184,196	1	102,860	(50,706)	(91,185)	145,166
Labor	129,842	(1,667)	78,046	(68,510)	(8,892)	128,819
Civil	86,856	(5,466)	83,345	(7,641)	(9,965)	147,129
Other taxes	156,612	(3,438)	9,717	(8,279)	(1,076)	153,536
Total provision for disputes and litigations	557,506	(10,570)	273,968	(135,136)	(111,118)	574,650

Restructuring	14,492	63	-	(2,951)	-	11,604

Total provisions	571,998	(10,507)	273,968	(138,087)	(111,118)	586,254

(b)	Expected settlement

		06/30/2021
	Current	Non-current

Provision for disputes and litigations
Taxes on sales	52,888	92,278
Labor	39,774	89,045
Civil	45,114	102,015
Other taxes	27,520	126,016
Total provision for disputes and litigations	165,296	409,354

Restructuring	8,270	3,334

Total provisions	173,566	412,688

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsetting, credits and judicial injunctions exempting the Company from the payment of the respective taxes.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible probabilities are disclosed in Note 24 - Contingencies.

14.	CHANGES IN EQUITY

(a) Capital stock

		06/30/2021		06/30/2020
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,735,118	57,899,073	15,733,575	57,866,759
Capital increase (i)	6,337	107,223	1,543	32,314
Final balance (ii)	15,741,455	58,006,296	15,735,118	57,899,073

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2020	(955,135)	53,662,811	700,898	1,402,888	54,811,462
Capital Increase	-	-	-	(32,314)	(32,314)
Purchases of shares and results from treasury shares	(2,259)	-	-	-	(2,259)
Share-based payments	-	-	-	100,222	100,222
At June 30, 2020	(957,394)	53,662,811	700,898	1,470,796	54,877,111

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
At January 1, 2021	(941,637)	53,662,811	700,898	1,563,439	54,985,511
Capital Increase	(29,471)	-	-	(74,333)	(103,804)
Purchases of shares and results from treasury shares	(41,527)	-	-	-	(41,527)
Share-based payments	-	-	-	193,016	193,016
At June 30, 2021	(1,012,635)	53,662,811	700,898	1,682,122	55,033,196

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2020	3,622	(68,017)	(887,118)	(955,135)
Changes during the year	(1,582)	30,850	(33,109)	(2,259)
At June 30, 2020	2,040	(37,167)	(920,227)	(957,394)

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
At January 1, 2021	203	(3,045)	(938,592)	(941,637)
Changes during the year	4,091	(70,310)	(688)	(70,998)
At June 30, 2021	4,294	(73,355)	(939,280)	(1,012,635)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or redeem, re-emburse or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$199,518 on June 30, 2021 (R$103,954 at June 30, 2020) (Note 21 - Share-based payments).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At January 1, 2020	10,798,106	4,456	10,071,706	20,874,268

At June 30, 2020	10,798,106	4,456	10,071,706	20,874,268

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At January 1, 2021	14,511,147	4,456	11,404,458	25,920,061

At June 30, 2021	14,511,147	4,456	11,404,458	25,920,061

There was no change in net income reserves in the second quarter of 2020 and 2021.

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocation of no more than 60% of the adjusted net profit to the investment reserve, to be used to support future investments.

(c.2) Statutory reserve

From the net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the statutory reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives under certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions in the amount due. These programs aim to generate employment, promote regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, use and reductions are set out under the tax law.

The portion of income for the period related to tax incentives, which will be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of:

	06/30/2021	06/30/2020
ICMS (brazilian state value-added tax)	806,625	754,360
Income tax	80,868	31,309
	887,493	785,669

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

There was no payment of dividends or interest on shareholders' equity in the six-month period ended June 30, 2020 and June 30, 2021.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiaries	Gains/(losses) of non-controlling interest's share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2020	3,583,386	644,965	(1,220,882)	(120,083)	84,434	156,091	(75,402,375)	(72,274,464)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	9,145,108	-	-	-	-	-	-	9,145,108
Cash flow hedges	-	493,454	-	-	-	-	-	493,454
Actuarial gains/(losses)	-	-	(3,665)	-	-	-	-	(3,665)
Total Comprehensive income	9,145,108	493,454	(3,665)	-	-	-	-	9,634,897
Options granted on subsidiaries	-	-	-	(4,700)	-	-	-	(4,700)
Gains/(losses) of controlling interest	-	-	-	-	(510)	-	-	(510)
Tax on deemed dividends	-	-	-	-	(7,570)	-	-	(7,570)
At June 30, 2020	12,728,494	1,138,419	(1,224,547)	(124,783)	76,354	156,091	(75,402,375)	(62,652,347)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiaries	Gains/(losses) of non-controlling interest's share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2021	11,076,439	744,441	(1,473,230)	(4,783)	(73,777)	156,091	(75,414,198)	(64,989,017)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(1,378,650)	-	-	-	-	-	-	(1,378,650)
Cash flow hedges	-	(150,283)	-	-	-	-	-	(150,283)
Actuarial gains/(losses)	-	-	(57,889)	-	-	-	-	(57,889)
Total Comprehensive income	(1,378,650)	(150,283)	(57,889)	-	-	-	-	(1,586,822)
Gains/(losses) of controlling interest	-	-	-	-	(46,870)	-	-	(46,870)
At June 30, 2021	9,697,789	594,158	(1,531,119)	(4,783)	(120,647)	156,091	(75,414,198)	(66,622,709)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 22 - Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

In March, 2021, an actuarial loss of R$56,940 arising from deficit on the defined benefits plan was fully recorded under actuarial gains and losses as a counterpart to the balance receivable originally recorded. There were no actuarial gains or losses arising from surplus or deficit in 2020.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Former Ambev, the abovementioned adjustment was recognized in Carrying value adjustments when applicable.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

15.	SEGMENT REPORTING

(a)	Reportable segments – six-month period ended in:
	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020

Net sales	15,748,746	12,379,805	4,621,033	2,811,859	6,736,542	4,983,806	5,244,581	4,042,457	32,350,902	24,217,927
Cost of sales	(8,083,059)	(5,931,332)	(2,186,611)	(1,338,242)	(3,484,972)	(2,534,270)	(2,155,957)	(1,641,222)	(15,910,599)	(11,445,066)
Gross profit	7,665,687	6,448,473	2,434,422	1,473,617	3,251,570	2,449,536	3,088,624	2,401,235	16,440,303	12,772,861
Distribution expenses	(2,330,814)	(1,949,444)	(425,989)	(302,141)	(799,200)	(682,153)	(934,363)	(760,694)	(4,490,366)	(3,694,432)
Sales and marketing expenses	(1,555,573)	(1,543,734)	(317,114)	(250,157)	(646,103)	(584,564)	(574,355)	(484,229)	(3,093,145)	(2,862,684)
Administrative expenses	(1,449,751)	(785,112)	(267,483)	(126,928)	(379,808)	(250,838)	(279,903)	(184,500)	(2,376,945)	(1,347,378)
Other operating income/(expenses)	1,581,520	303,352	4,018	(13,096)	(5,920)	(25,570)	(6,728)	(28,510)	1,572,890	236,176
Exceptional items	(61,048)	(48,282)	(29,056)	(26,779)	(61,698)	(37,843)	(5,273)	(39,090)	(157,075)	(151,994)
Income from operations (EBIT)	3,850,021	2,425,253	1,398,798	754,516	1,358,841	868,568	1,288,002	904,212	7,895,662	4,952,549
Net finance costs	(181,418)	(1,539,490)	(131,540)	72,796	(982,543)	(834,658)	(46,097)	(29,250)	(1,341,598)	(2,330,602)
Share of results of joint ventures	(697)	(2,877)	(5,011)	(6,063)	-	-	(15,863)	(13,914)	(21,571)	(22,854)
Income before income tax	3,667,906	882,886	1,262,247	821,249	376,298	33,910	1,226,042	861,048	6,532,493	2,599,093
Income tax expense	277,541	460,815	(505,836)	(229,503)	(216,218)	(5,974)	(425,088)	(341,863)	(869,601)	(116,525)
Net income	3,945,447	1,343,701	756,411	591,746	160,080	27,936	800,954	519,185	5,662,892	2,482,568

Normalized EBITDA	5,328,474	3,905,477	1,768,445	1,076,435	1,958,260	1,445,652	1,561,236	1,153,189	10,616,415	7,580,753
Exceptional items	(61,048)	(48,282)	(29,056)	(26,779)	(61,698)	(37,843)	(5,273)	(39,090)	(157,075)	(151,994)
Depreciation. amortization and impairment	(1,417,405)	(1,431,942)	(340,591)	(295,140)	(537,721)	(539,241)	(267,961)	(209,887)	(2,563,678)	(2,476,210)
Net finance costs	(181,418)	(1,539,490)	(131,540)	72,796	(982,543)	(834,658)	(46,097)	(29,250)	(1,341,598)	(2,330,602)
Share of results of joint ventures	(697)	(2,877)	(5,011)	(6,063)	-	-	(15,863)	(13,914)	(21,571)	(22,854)
Income tax expense	277,541	460,815	(505,836)	(229,503)	(216,218)	(5,974)	(425,088)	(341,863)	(869,601)	(116,525)
Net income	3,945,447	1,343,701	756,411	591,746	160,080	27,936	800,954	519,185	5,662,892	2,482,568

Normalized EBITDA margin as a %	33.8%	31.5%	38.3%	38.3%	29.1%	29.0%	29.8%	28.5%	32.8%	31.3%

Acquisition of property, plant and equipment	2,037,912	1,658,749	310,519	200,519	429,960	166,270	188,680	127,914	2,967,071	2,153,452

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(continued)

	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020

Segment assets	52,225,526	48,970,286	13,462,427	13,521,469	17,351,506	17,211,235	16,972,308	16,487,918	100,011,767	96,190,908
Intersegment elimination									(2,154,737)	(2,187,599)
Non-segmented assets									26,583,105	31,193,270
Total assets									124,440,135	125,196,579

Segment liabilities	21,729,401	25,032,608	4,290,856	4,114,212	4,767,777	5,156,535	5,935,439	6,256,608	36,723,473	40,559,963
Intersegment elimination									(2,154,817)	(2,187,353)
Non-segmented liabilities									89,871,479	86,823,969
Total liabilities									124,440,135	125,196,579

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(b)	Reportable segments – three-month periods ended in:
	Brazil		CAC (i)		Latin America - South (ii)		Canada		Consolidated
	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020

Net sales	7,523,452	5,854,660	2,461,526	1,387,433	2,544,018	1,863,625	3,182,145	2,509,612	15,711,141	11,615,330
Cost of sales	(4,101,576)	(2,981,260)	(1,171,168)	(659,876)	(1,381,244)	(1,119,650)	(1,311,281)	(1,041,091)	(7,965,269)	(5,801,877)
Gross profit	3,421,876	2,873,400	1,290,358	727,557	1,162,774	743,975	1,870,864	1,468,521	7,745,872	5,813,453
Distribution expenses	(1,261,702)	(931,439)	(216,448)	(148,173)	(329,279)	(315,907)	(553,344)	(447,600)	(2,360,773)	(1,843,119)
Sales and marketing expenses	(846,167)	(716,108)	(156,437)	(99,222)	(320,339)	(261,175)	(325,162)	(230,640)	(1,648,105)	(1,307,145)
Administrative expenses	(660,365)	(378,505)	(157,124)	(75,738)	(178,254)	(130,042)	(147,143)	(97,747)	(1,142,886)	(682,032)
Other operating income/(expenses)	1,389,940	140,884	3,983	(18,416)	(1,247)	(42,220)	2,274	(15,341)	1,394,950	64,907
Exceptional items	(42,287)	(35,895)	(12,189)	(22,998)	(26,396)	(32,910)	(4,778)	(36,116)	(85,650)	(127,919)
Income from operations (EBIT)	2,001,295	952,337	752,143	363,010	307,259	(38,279)	842,711	641,077	3,903,408	1,918,145
Net finance costs	208,704	(470,459)	(81,847)	(48,786)	(394,810)	(276,103)	(9,345)	1,613	(277,298)	(793,735)
Share of results of joint ventures	903	(1,217)	(1,729)	(6,275)	-	-	(8,199)	(8,745)	(9,025)	(16,237)
Income before income tax	2,210,902	480,661	668,567	307,949	(87,551)	(314,382)	825,167	633,945	3,617,085	1,108,173
Income tax expense	14,918	404,815	(315,716)	(109,781)	(121,353)	100,348	(265,353)	(232,239)	(687,504)	163,143
Net income	2,225,820	885,476	352,851	198,168	(208,904)	(214,034)	559,814	401,706	2,929,581	1,271,316

Normalized EBITDA	2,769,487	1,727,460	929,141	553,328	587,469	276,674	1,003,109	790,800	5,289,206	3,348,262
Exceptional items	(42,287)	(35,895)	(12,189)	(22,998)	(26,396)	(32,910)	(4,778)	(36,116)	(85,650)	(127,919)
Depreciation. amortization and impairment	(725,905)	(739,228)	(164,809)	(167,320)	(253,814)	(282,043)	(155,620)	(113,607)	(1,300,148)	(1,302,198)
Net finance costs	208,704	(470,459)	(81,847)	(48,786)	(394,810)	(276,103)	(9,345)	1,613	(277,298)	(793,735)
Share of results of joint ventures	903	(1,217)	(1,729)	(6,275)	-	-	(8,199)	(8,745)	(9,025)	(16,237)
Income tax expense	14,918	404,815	(315,716)	(109,781)	(121,353)	100,348	(265,353)	(232,239)	(687,504)	163,143
Net income	2,225,820	885,476	352,851	198,168	(208,904)	(214,034)	559,814	401,706	2,929,581	1,271,316

Normalized EBITDA margin as a %	36.8%	29.5%	37.7%	39.9%	23.1%	14.8%	31.5%	31.5%	33.7%	28.8%

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

(c)     Additional information - by business unit:

	Six-month period ended:						Three-month period ended:
	Brazil						Brazil
	Beer		Soft drink and Non-alcoholic and non-carbonated		Total		Beer		Soft drink and Non-alcoholic and non-carbonated		Total
	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020	06/30/2021	06/30/2020

Net sales	13,574,074	10,583,210	2,174,672	1,796,595	15,748,746	12,379,805	6,449,262	5,128,583	1,074,190	726,077	7,523,452	5,854,660
Cost of sales	(6,845,050)	(4,974,984)	(1,238,009)	(956,348)	(8,083,059)	(5,931,332)	(3,443,559)	(2,573,628)	(658,017)	(407,632)	(4,101,576)	(2,981,260)
Gross profit	6,729,024	5,608,226	936,663	840,247	7,665,687	6,448,473	3,005,703	2,554,955	416,173	318,445	3,421,876	2,873,400
Distribution expenses	(1,946,099)	(1,607,040)	(384,715)	(342,404)	(2,330,814)	(1,949,444)	(1,054,431)	(782,214)	(207,271)	(149,225)	(1,261,702)	(931,439)
Sales and marketing expenses	(1,407,972)	(1,375,608)	(147,601)	(168,126)	(1,555,573)	(1,543,734)	(766,645)	(628,327)	(79,522)	(87,781)	(846,167)	(716,108)
Administrative expenses	(1,257,123)	(663,303)	(192,628)	(121,809)	(1,449,751)	(785,112)	(577,276)	(315,273)	(83,089)	(63,232)	(660,365)	(378,505)
Other operating income/(expenses)	1,341,851	248,004	239,669	55,348	1,581,520	303,352	1,189,600	117,151	200,340	23,733	1,389,940	140,884
Exceptional items	(60,760)	(48,306)	(288)	24	(61,048)	(48,282)	(42,044)	(35,919)	(243)	24	(42,287)	(35,895)
Income from operations (EBIT)	3,398,921	2,161,973	451,100	263,280	3,850,021	2,425,253	1,754,907	910,373	246,388	41,964	2,001,295	952,337
Net finance costs	(181,418)	(1,539,490)	-	-	(181,418)	(1,539,490)	208,704	(470,459)	-	-	208,704	(470,459)
Share of results of joint ventures	(697)	(2,877)	-	-	(697)	(2,877)	903	(1,217)	-	-	903	(1,217)
Income before income tax	3,216,806	619,606	451,100	263,280	3,667,906	882,886	1,964,514	438,697	246,388	41,964	2,210,902	480,661
Income tax expense	277,541	460,815	-	-	277,541	460,815	14,918	404,815	-	-	14,918	404,815
Net income	3,494,347	1,080,421	451,100	263,280	3,945,447	1,343,701	1,979,432	843,512	246,388	41,964	2,225,820	885,476

Normalized EBITDA	4,705,519	3,464,759	622,955	440,718	5,328,474	3,905,477	2,441,611	1,598,509	327,876	128,951	2,769,487	1,727,460
Exceptional items	(60,760)	(48,306)	(288)	24	(61,048)	(48,282)	(42,044)	(35,919)	(243)	24	(42,287)	(35,895)
Depreciation. amortization and impairment	(1,245,838)	(1,254,480)	(171,567)	(177,462)	(1,417,405)	(1,431,942)	(644,660)	(652,217)	(81,245)	(87,011)	(725,905)	(739,228)
Net finance cost	(181,418)	(1,539,490)	-	-	(181,418)	(1,539,490)	208,704	(470,459)	-	-	208,704	(470,459)
Share of results of joint ventures	(697)	(2,877)	-	-	(697)	(2,877)	903	(1,217)	-	-	903	(1,217)
Income tax expense	277,541	460,815	-	-	277,541	460,815	14,918	404,815	-	-	14,918	404,815
Net income	3,494,347	1,080,421	451,100	263,280	3,945,447	1,343,701	1,979,432	843,512	246,388	41,964	2,225,820	885,476

Normalized EBITDA margin as a %	34.7%	32.7%	28.6%	24.5%	33.8%	31.5%	37.9%	31.2%	30.5%	17.8%	36.8%	29.5%

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

16.	NET SALES

Reconciliation between gross sales and net sales:

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Gross sales and/or services	47,582,078	35,831,096	23,037,223	17,088,478
Excise duty	(9,879,600)	(7,644,995)	(4,843,404)	(3,705,016)
Discounts	(5,351,576)	(3,968,174)	(2,482,678)	(1,768,132)
	32,350,902	24,217,927	15,711,141	11,615,330

17.	OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Government grants/NPV of long-term fiscal incentives	350,209	274,561	178,571	118,005
Extemporaneous credits/(debits) (i)	1,219,175	-	1,219,175	-
(Additions)/reversals of provisions	(21,469)	(28,249)	(12,489)	(25,699)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	11,330	(1,277)	(1,337)	(17,228)
Other operating income/(expenses), net	13,645	(8,859)	11,030	(10,171)
	1,572,890	236,176	1,394,950	64,907

(i) As detailed in Note 24 – Contingencies, the Company has been recognizing PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operationg income/(expenses), according to the accounting policy adopted in 2020.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods when the Company recognizes as expenses the related costs that the grants are intended to offset.

18.	EXCEPTIONAL ITEMS

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Costs arising from business combinations	-	(16,716)	-	(16,716)
COVID-19 impacts (ii)	(76,562)	(71,479)	(45,511)	(61,284)
Restructuring (i)	(76,663)	(50,035)	(37,478)	(36,155)
Effect of application of IAS 29 (hyperinflation)	(3,850)	(461)	(2,661)	(461)
Recall Stella	-	(13,303)	-	(13,303)
	(157,075)	(151,994)	(85,650)	(127,919)

(i) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at our facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems which were necessary due to the COVID-19 pandemic.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

19.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Interest expense	(638,158)	(858,589)	(303,569)	(432,118)
Capitalized borrowings	-	(75)	-	(75)
Net Interest on pension plans	(59,375)	(54,102)	(31,548)	(28,539)
Losses on hedging instruments and exclusive investment funds (i)	(1,071,076)	(1,147,959)	(300,212)	(202,551)
Interest on provision for disputes and litigation	(94,061)	(67,881)	(76,331)	(51,607)
Exchange variations	(296,001)	(334,501)	(117,580)	(138,879)
Interest and foreign exchange rate on loans to/from related parties	-	(18,003)	-	(9,395)
Financial instruments at fair value through profit or loss	-	(4,266)	-	(2,133)
Tax on financial transactions	(68,690)	(135,527)	(57,321)	(48,924)
Bank guarantee expenses	(87,281)	(100,971)	(56,367)	(65,137)
Other financial results	(91,297)	(91,110)	(18,616)	(50,983)
	(2,405,939)	(2,812,984)	(961,544)	(1,030,341)

(i) The variation refers, for the most part, to the equity swap, which changes according to the changes in share price.

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 22 - Financial instruments and risks). The interest expenses are as follow:

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Financial instruments measured at amortized cost	(195,484)	(260,171)	(4,740)	(144,068)
Financial instruments at fair value through profit or loss	(442,674)	(598,418)	(298,829)	(288,050)
	(638,158)	(858,589)	(303,569)	(432,118)

(b)	Finance income

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Interest income	627,537	297,404	520,184	149,829
Interest and foreign exchange rate on loans to/from related parties	20,610	-	7,618	-
Other financial results	12,419	20,055	4,462	1,995
	660,566	317,459	532,264	151,824

Effect of application of IAS 29 (hyperinflation)	403,775	164,923	151,982	84,782
	1,064,341	482,382	684,246	236,606

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Cash and cash equivalents	100,152	132,733	48,144	48,733
Investment securities held for trading	21,432	445	11,735	321
Other receivables (i)	505,953	164,226	460,305	100,775
	627,537	297,404	520,184	149,829

(i) Mainly related to monetary adjustments related to the exclusion of ICMS (VAT tax) from the basis of PIS and COFINS calculation, more details in Note 24 - Contingencies.

20.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follow:

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Income tax expense - current	(1,315,841)	(726,978)	(799,849)	(431,945)

Deferred tax expense on temporary differences	351,836	269,881	8,297	398,663
Deferred tax over taxes losses carryforwards movements in the current period	94,404	340,572	104,048	196,425
Total deferred tax (expense)/income	446,240	610,453	112,345	595,088

Total income tax expenses	(869,601)	(116,525)	(687,504)	163,143

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Profit before tax	6,532,493	2,599,093	3,617,085	1,108,173
Adjustment on a taxable basis
Government grants related to sales taxes	(806,625)	(754,360)	(408,146)	(349,375)
Share of result of joint ventures	21,571	22,854	9,025	16,237
Non-deductible expenses	42,518	34,081	26,996	22,075
Worldwide Taxation	(112,062)	(158,837)	21,246	(1,389)
	5,677,895	1,742,831	3,266,206	795,721
Aggregated weighted nominal tax rate	28.61%	26.56%	28.93%	23.97%
Taxes payable – nominal rate	(1,624,618)	(462,917)	(944,888)	(190,695)
Adjustment on tax expense
Income tax Incentives	80,868	31,309	37,680	16,173
Deductible interest on shareholders' equity	1,031,129	675,345	438,450	533,956
Tax savings from goodwill amortization	38,731	38,731	19,365	19,365
Withholding income tax	(312,940)	(415,047)	(23,944)	(173,419)
Recognition/(write-off) of deferred charges on tax losses	(1,773)	(60,492)	50,588	(14,422)
Effect of application of IAS 29 (hyperinflation)	(61,026)	(29,552)	(46,622)	(9,999)
Others with reduced taxation	(19,972)	106,098	(218,133)	(17,816)
Income tax and social contribution expense	(869,601)	(116,525)	(687,504)	163,143
Effective tax rate	13.31%	4.48%	19.01%	-14.72%

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives, these are related primarily to local production, and, when reinvested, are not subject to income tax and social contribution purposes, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in State VAT (“ICMS”).

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2021 is mainly due to the exchange rate variation of the balances held in liabilities.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate its shareholders’ through the payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

21.	SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management of the Company and its subsidiaries to acquire (through the exercise of stock options) or receive shares in the Company. For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock options, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary, depending on the case, can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share received by them during the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which are transferred to third parties, or the Company will only be allowed after the five-year period from the option exercise date; and (II) Grant 2 - the beneficiary may exercise the options after a five-year grace period, and for a period of five years.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management, considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided into two separate lots - Lot A and Lot B, which will be delivered to the participants in the relevant program, subject to maturity periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used to apply the Company’s option pricing model for 2021 and 2020 was as follows:

In R$	06/30/2021	(i)	12/31/2020	(i)

Fair value of options granted	-		4.04
Share price	-		18.05
Exercise price	-		18.05
Expected volatility	-		22.3%
Vesting year	-		5
Expected dividends	5%		5%
Risk-free interest rate	-	(ii)	6.8%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, with the risk-free interest rate of ADRs are calculated in U.S. Dollar.

The total number of outstanding options developed was as follows:

Thousand options	06/30/2021	12/31/2020

Options outstanding at January 1st	127,265	141,736
Options issued during the period	-	22
Options exercised during the period	(2,250)	(5,730)
Options forfeited during the period	(3,181)	(8,763)
Options outstanding at the end of the period	121,834	127,265

The range of exercise prices of the outstanding options is from R$11.97 (R$11.97 in 2020) to R$46.27 (R$43.95 in 2020) and the weighted average remaining contractual life is approximately 6.45 years (6.43 years in 2020).

Of the 121,834 thousand outstanding options (127,265 thousand in 2020), 49,442 thousand options were vested in 2021 (36,459 thousand in 2020).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2021	12/31/2020

Options outstanding at January 1st	19.81	18.53
Options issued during the period	-	18.05
Options forfeited during the period	18.13	22.96
Options exercised during the period	14.61	8.30
Options outstanding at the end of the period	20.16	19.81
Options exercisable at the end of the period	23.01	23.70

For the options exercised during the period ended June 30, 2021, the weighted average share price as at the exercise date was R$19.10 (R$15.23 in December 31, 2020).

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company granted 30 thousand deferred shares under the stock option plan (153 thousand deferred shares in 2020) which are valued based on the share price for the trading session immediately prior to the grant, which represents a fair value of R$462 in 2021 (R$2,401 in 2020). Such deferred shares are subject to a grace period of five years from the grant date.

During the period, the Company granted 2,008 thousand restricted shares under the Share-Based Plan (21,066 thousand in 2020), which are valued based on the share price of the trading session immediately prior to the granting of the shares, representing a fair value of approximately R$28,450 in 2021 (R$315,399 in 2020). Such restricted share units are subject to a grace period which can vary from three to five years counted from the grant date.

Stated below is the total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan which will be delivered in the future based on the fulfilment of certain conditions (deferred stock and restricted shares):

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Thousand deferred shares	06/30/2021	12/31/2020

Deferred shares outstanding at January 1st	6,065	7,926
New deferred shares during the period	30	153
Deferred shares granted during the period	(4,010)	(1,901)
Deferred shares forfeited during the period	(41)	(113)
Deferred shares outstanding at the end of the period	2,044	6,065

Thousand restricted shares	06/30/2021	12/31/2020

Restricted shares outstanding at January 1st	43,458	23,836
New restricted shares during the period	2,008	21,066
Restricted shares forfeited during the period	(1,075)	(1,444)
Restricted shares outstanding at the end of the period	44,391	43,458

Additionally, certain employees and managers of the Company received options to acquire AB-Inbev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$203,290 on June 30, 2021 (R$98,977 on June 30, 2020), recorded as administrative expenses.

22.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”).

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations, Finance and Compensation Committee (COF).

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At June 30, 2021, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments - Highly probable forecast transactions contracted to minimize the Company's exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments - operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments - transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance. The effective portion of the hedge is allocated to equity, while the ineffective portion is recorded directly in the financial income statement when identified.

The following tables summarize the exposure of the Company identified and protected in accordance with the Company's Risk Policy. The following classifications have been applied:

Operational hedges: Refers to exposure arising from the core business of the Company, such as purchases of inputs, purchases of fixed assets and service contracts linked to foreign currency, which are protected using derivatives.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Financial hedge: Refers to exposure arising from cash and financing activities, such as foreign currency cash and foreign currency debt, which is protected t using derivatives.

Investment hedges abroad: Refers mainly to exposure arising from cash held in foreign currency in foreign subsidiaries, with a functional currency different from the consolidation currency.

Investment hedge - put options granted on subsidiaries: As detailed in item IV (d), the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						Six-month period ended: 06/30/2021			Three-month period ended: 06/30/2021
				Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(18,064,787)	17,824,681	823,441	(233,470)	(910,219)	674,440	604,513	(344,814)	293,993	(576,424)
	Commodities	(3,061,604)	2,821,498	721,849	(4,140)	(8,188)	461,271	430,129	32,016	312,197	272,704
	US Dollars	(14,915,301)	14,915,301	97,368	(228,021)	(890,992)	240,727	226,378	(366,843)	(7,631)	(822,658)
	Euros	(31,804)	31,804	-	(1,309)	(112)	886	(2,158)	(40)	(234)	12
	Mexican Pesos	(56,078)	56,078	4,224	-	(10,927)	(28,444)	(49,836)	(9,947)	(10,339)	(26,482)

Fixed Assets		(1,048,280)	1,048,280	1,506	(56,059)	(217,369)	53,341	64,947	(80,571)	19,627	27,543
	US Dollars	(1,048,280)	1,048,280	1,506	(56,059)	(217,369)	53,341	64,947	(80,571)	19,627	27,543

Expenses		(339,020)	339,020	813	(11,569)	(68,605)	19,094	95,788	(24,201)	6,045	30,541
	US Dollars	(339,020)	339,020	813	(11,569)	(68,605)	19,094	95,788	(24,201)	6,045	30,541

Debts		(202,755)	-	-	-	-	-	-	-	-	-
	US Dollars	(7,753)	-	-	-	-	-	-	-	-	-
	Interest rates	(195,002)	-	-	-	-	-	-	-	-	-

Equity Instrument		(1,898,514)	469,046	75,392	-	106,457	-	-	161,796	-	-
	Stock exchange prices	(1,898,514)	469,046	75,392	-	106,457	-	-	161,796	-	-
June 30, 2021		(21,553,356)	19,681,027	901,152	(301,098)	(1,089,736)	746,875	765,248	(287,790)	319,665	(518,340)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

		12/31/2020					Six-month period ended: 06/30/2020			Three-month period ended: 06/30/2020
					Fair Value		Gain / (Losses)			Gain / (Losses)
Exposure	Risk			Notional	Assets	Liability	Finance Result	Operational Result	Equity	Finance Result	Operational Result	Equity

Cost		(15,837,905)		15,588,464	364,496	(287,838)	(322,664)	667,962	1,322,789	(33,827)	353,692	190,717
	Commodities	(2,629,145)	-	2,379,704	343,852	(7,831)	(84,426)	(90,889)	(284,738)	(54,297)	(70,677)	50,195
	US Dollars	(13,087,705)	-	13,087,705	8,728	(271,832)	(242,571)	784,803	1,625,751	17,890	431,203	170,241
	Euros	(50,817)	-	50,817	1,942	(287)	(2,750)	1,767	10,143	(827)	2,288	(2,965)
	Mexican Pesos	(70,238)	-	70,238	9,974	(7,888)	7,083	(27,719)	(28,367)	3,407	(9,122)	(26,754)

Fixed Assets		(1,042,485)		1,042,485	1,733	(31,276)	(373,148)	56,741	162,013	(274,301)	24,710	125,368
	US Dollars	(1,042,485)	-	1,042,485	1,733	(31,276)	(373,148)	56,741	162,013	(274,301)	24,710	125,368

Expenses		(345,832)		345,832	473	(10,674)	(1,083)	1,457	470	(602)	983	292
	US Dollars	(345,832)	-	345,832	473	(10,674)	(1,083)	1,457	470	(602)	983	292

Debts		(233,216)		-	-	-	-	-	-	-	-	-
	US Dollars	(4,864)	-	-	-	-	-	-	-	-	-	-
	Interest rates	(228,352)	-	-	-	-	-	-	-	-	-	-

Equity Instrument		(1,740,543)		700,901	142,634	-	(445,521)	-	-	95,704	-	-
	Stock Exchange Prices	(1,740,543)	-	700,901	142,634	-	(445,521)	-	-	95,704	-	-

Foreign Investments		-		-	-	-	4,201	-	200	4,201	-	200
	US Dollars	-	-	-	-	-	4,201	-	200	4,201	-	200
Total		(19,199,981)		17,677,682	509,336	(329,788)	(1,138,215)	726,160	1,485,472	(208,825)	379,385	316,577

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

I.	Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses or income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed- and floating-rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after the application of the interest rate hedging strategy, within the limits established by the risk policy. As at June 30, 2021, the Company was not applying hedges to the exposure described below:

	06/30/2021
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	5.4%	2,430,951
Working capital in Argentinean Peso	0.3%	94,065
Argentinean Pesos	22.3%	3,187
Dominican Pesos	10.9%	96,800
Other	8.0%	43,286
Bolivian Pesos	5.7%	79,701
US Dollars	4.2%	7,753
Canadian Dollars	3.5%	328,917
Pre-fixed interest rate		3,084,660

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2020
	Risk
	Interest rate	Amount in Brazilian Real
Brazilian Reais	5.4%	3,002,394
Argentinean Pesos	23.3%	4,468
Dominican Pesos	9.8%	342,684
Guatemalan Quetzal	8.4%	15,346
Other	8.1%	48,576
Bolivian Pesos	5.2%	178,919
US Dollars	4.2%	4,864
Canadian Dollars	3.5%	342,553
Pre-fixed interest rate		3,939,804

Brazilian Reais	3.9%	852,424
Post fixed interest rate		852,424

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities, through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow, as described below:

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after June 30, 2021 for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at June 30, 2021.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at June 30, 2021.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	717,709	644,054	12,334	(693,040)
Input purchases		(717,709)	(635,201)	47,692	813,093
Foreign exchange hedge	Foreign currency decrease	(127,738)	(232,615)	(3,878,534)	(7,629,330)
Input purchases		127,738	232,615	3,878,534	7,629,330
Cost effects		-	8,853	60,026	120,053

Foreign exchange hedge	Foreign currency decrease	(54,553)	(57,741)	(316,623)	(578,693)
Capex Purchases		54,553	57,741	316,623	578,693
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(10,756)	(11,813)	(95,511)	(180,266)
Expenses		10,756	11,813	95,511	180,266
Expense effects		-	-	-	-

Debt	Foreign currency decrease	-	58	1,938	3,877
Interest expenses	Increase in interest rate	-	615	9,567	17,997
Debt effects		-	673	11,505	21,874

Equity Instrument Hedge	Stock exchange price decrease	75,392	53,689	(41,869)	(159,131)
Expenses		(75,392)	6,913	399,237	873,865
Equity effects		-	60,602	357,368	714,734
		-	70,128	428,899	856,661

As at June 30, 2021 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Cost		15,485,008	2,339,673	-	-	-	17,824,681
	Commodities	1,773,957	1,047,541	-	-	-	2,821,498
	US Dollars	13,654,255	1,261,046	-	-	-	14,915,301
	Euros	23,327	8,477	-	-	-	31,804
	Mexican Pesos	33,469	22,609	-	-	-	56,078

Fixed assets		978,272	70,008	-	-	-	1,048,280
	US Dollars	978,272	70,008	-	-	-	1,048,280

Expenses		310,029	28,991	-	-	-	339,020
	US Dollars	310,029	28,991	-	-	-	339,020

Equity Instruments		469,046	-	-	-	-	469,046
	Stock prices	469,046	-	-	-	-	469,046
		17,242,355	2,438,672	-	-	-	19,681,027

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Costs		468,270	121,701	-	-	-	589,971
	Commodities	595,183	122,526	-	-	-	717,709
	US Dollars	(129,250)	(1,403)	-	-	-	(130,653)
	Euros	(1,288)	(21)	-	-	-	(1,309)
	Mexican Pesos	3,625	599	-	-	-	4,224

Fixed assets		(53,787)	(766)	-	-	-	(54,553)
	US Dollars	(53,787)	(766)	-	-	-	(54,553)

Expenses		(10,548)	(208)	-	-	-	(10,756)
	US Dollars	(10,548)	(208)	-	-	-	(10,756)

Equity Instruments		75,392	-	-	-	-	75,392
	Stock prices	75,392	-	-	-	-	75,392
		479,327	120,727	-	-	-	600,054

II.	Credit Risk

Concentration of trade receivables credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty's risk rating and capitalization.

In order to minimize the credit risk on significant derivative transactions with its counterparties, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a certain percentage of its notional value (generally between 10% and 15%), the debtor must settle the difference in favor of the creditor.

Any deposits or cash available must be kept in accounts with top tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating (ii) the transaction term (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at June 30, 2021. As at June 30, 2021, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company's risk policy.

III.	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•	Debt servicing;
•	Capital expenditure;
•	Investments in companies;
•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;
•	Share buyback programs; and
•	Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

							06/30/2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	29,625,341	30,873,417	25,198,414	1,395,908	2,262,994	389,193	1,626,908
Secured bank loans	336,382	421,087	159,496	67,523	42,863	50,479	100,726
Unsecured bank loans	1,691	1,732	1,732	-	-	-	-
Debentures and Bonds	109,516	125,371	125,371	-	-	-	-
Unsecured other loans	139,851	309,607	49,636	44,448	29,736	23,171	162,616
Lease liabilities	2,403,155	2,853,030	701,563	662,718	520,248	551,474	417,027
	32,615,936	34,584,244	26,236,212	2,170,597	2,855,841	1,014,317	2,307,277

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

							12/31/2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,353,261	33,694,240	27,340,481	4,015,286	272,153	424,502	1,641,818
Secured bank loans	2,179,142	2,360,153	2,038,391	82,611	61,674	51,568	125,909
Unsecured bank loans	247,818	271,294	270,208	1,086	-	-	-
Debentures and Bonds	108,548	124,404	124,404	-	-	-	-
Unsecured other loans	135,652	307,674	52,872	42,065	31,236	19,126	162,375
Lease liabilities	2,121,068	2,715,036	532,732	558,307	398,092	566,179	659,726
	37,145,489	39,472,801	30,359,088	4,699,355	763,155	1,061,375	2,589,828

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

IV.	Equity price risk

Through the equity swap transactions approved on May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of the stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

In June 30, 2021, exposure equivalent to R$1.9 billion (R$1.7 billion as at December 31, 2020) in Ambev’s shares (or ADRs) was partially hedged, resulting in a gain in the income statement of R$106,457 (a loss in the income statement of R$445,521 as at June 30, 2020).

V.	Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the interim financial statements.

Financial instruments

(a) Financial instrument categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The table below shows all of the financial instruments recognized in the financial statements, segregated by category:

	06/30/2021
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	13,175,281	-	13,175,281
Trade receivables excluding prepaid expenses	6,019,726	-	6,019,726
Investment securities	196,011	1,245,607	1,441,618
Derivative financial instruments	-	75,392	75,392
Derivatives hedges	-	825,760	825,760
Total	19,391,018	2,146,759	21,537,777

Financial liabilities
Trade payables	19,437,321	-	19,437,321
Put options granted on subsidiaries	-	3,141,305	3,141,305
Derivatives hedges	-	301,098	301,098
Interest-bearing loans and borrowing	2,990,595	-	2,990,595
Other liabilities	2,457,509	-	2,457,509
Total	24,885,425	3,442,403	28,327,828

	12/31/2020
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,090,335	-	17,090,335
Trade receivables excluding prepaid expenses	6,628,971	-	6,628,971
Investment securities	213,907	1,700,028	1,913,935
Derivative financial instruments	-	142,634	142,634
Derivatives hedges	-	366,702	366,702
Total	23,933,213	2,209,364	26,142,577

Financial liabilities
Trade payables	19,995,095	-	19,995,095
Put options granted on subsidiaries	-	3,493,780	3,493,780
Derivatives hedges	-	329,788	329,788
Interest-bearing loans and borrowing	4,792,228	-	4,792,228
Other liabilities	2,581,099	-	2,581,099
Total	27,368,422	3,823,568	31,191,990

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Level 1 - quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 -inputs which are not observable for the asset or liability.

	06/30/2021				12/31/2020

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit and loss	1,245,607	-	-	1,245,607	1,700,028	-	-	1,700,028
Derivatives assets at fair value through profit and loss	-	75,392	-	75,392	-	142,634	-	142,634
Derivatives - operational hedge	260,137	565,623	-	825,760	85,461	281,241	-	366,702
	1,505,744	641,015	-	2,146,759	1,785,489	423,875	-	2,209,364
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,141,305	3,141,305	-	-	3,493,780	3,493,780
Derivatives - operational hedge	24,063	277,035	-	301,098	102,552	227,236	-	329,788
	24,063	277,035	3,141,305	3,442,403	102,552	227,236	3,493,780	3,823,568

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2020	3,493,780
Total gains and losses during the period	(352,475)
Losses/(gains) recognized in net income	82,723
Losses/(gains) recognized in equity	(435,198)
Financial liabilities at June 30, 2021	3,141,305

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not of sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

2026. The Company, on the other hand, has a call option over Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029. On June 30, 2021, the sum of the two ELJ tranches is R$3,136,604 (R$3,489,080 on December 31, 2020).

The fair value of (i) Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of (ii) Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at June 30, 2021 the Company held R$818,794 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$798,903 as at December 31, 2020).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

23.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	06/30/2021	12/31/2020

Collateral given for the Company’s own liabilities	818,940	799,011
Other commitments	1,617,258	1,629,881
	2,436,198	2,428,892

Commitments to suppliers	21,524,061	17,768,463
	21,524,061	17,768,463

The collateral provided for liabilities totaled approximately R$2,436,198 as at June 30, 2021 (R$2,428,892 as at December 31, 2020), including R$697,325 (R$729,174 as at December 31, 2020) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at June 30, 2021, Ambev maintained R$818,794 (R$798,903 as at December 31, 20120) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 22 - Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at June 30, 2021 and December 31, 2020 are as follow:

	06/30/2021	12/31/2020

Less than 1 year	10,793,559	9,218,216
Between 1 and 2 years	5,583,627	2,934,802
More than 2 years	5,146,875	5,615,445
	21,524,061	17,768,463

24.	CONTINGENCIES

The Company has contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and therefore the Company’s management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 13 - Provisions).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

The Company has lawsuits related mainly to tax for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of these amounts are as follow:

	06/30/2021	12/31/2020

Income tax and social contribution	54,398,704	53,898,046
Value-added and excise taxes	23,036,534	23,299,284
PIS and COFINS	2,564,226	2,746,286
Others	1,390,814	1,603,508
	81,390,278	81,547,124

Principal lawsuits with a likelihood of possible loss

Except for monetary inflation and the cases described below, there were no relevant changes in the main cases with possible chances of loss when compared to the period ending on December 31, 2020.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts.

Ambev management estimates the amount related to this issue to be approximately R$8.2 billion as at June 30, 2021 (R$8.6 billion as at December 31, 2020), classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev has recorded provisions in the total amount of R$7.4 million (R$7.6 million as at December 31, 2020) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

Contingent assets

In 2017, the Federal Supreme Court (“STF”) decided, in the judgment of RE 574,706/PR, with binding effects, in favor of the unconstitutionality of the inclusion of the State-VAT (ICMS) in the taxable basis of social contributions on gross revenues (PIS and COFINS). Such decision was ratified by the STF in May 2021, within the judgement of the amendment presented by the General Attorney's Office (PGFN), when the Court confirmed that the ICMS to be excluded from the PIS and COFINS taxable basis is that declared in the invoice and determined that the decision should produce effects only as at March 15, 2017 (date on which RE 574,706/PR was ruled), except for

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

taxpayers who had judicial and administrative claims filed until that date (which is the case of the Company and its controlled companies).

The Company and its controlled companies have several lawsuits related to the matter, some with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its controlled companies have lawsuits which refers to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for in article 58-J of Law No. 10,833, of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation").

In 2018, 2019, 2020 and 2021, the Company and its controlled companies recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$7.1 billion, being (i) R$1.1 billion related to periods from 1990 to 2009 and after March 2017 (New Model of Taxation) until the specific decisions in the lawsuits of the Company and its controlled companies authorizing the exclusion of ICMS from the PIS and COFINS taxable basis, (ii) R$4.4 billion related to periods from 2009 to 2015, period in which the REFRI regime was in effect; and (iii) R$1.6 billion related to periods from 2015 to March 2017 (New Taxation Model).

The recognition of the amounts mentioned above occurred as a result of (i) the realization of the gain being virtually certain according to the decision provided by the STF in RE 574,706/PR and the specific circumstances of each case; and (ii) the fact that the amount could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount. As to the tax credit related to the period in which the REFRI was in force, the amount could be estimated with sufficient reliability after several analyses were made (with the assistance of our external consultants) that allowed: (i) the identification of the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as basis for determination of the PIS and COFINS; and (ii) the calculation of the exclusion of such total ICMS from the taxable basis of PIS and COFINS in the transactions carried out by the Company and its controlled companies.

In addition, with respect to transactions that occurred after March 2017, the Company and its controlled companies had a positive impact of R$3.1 billion, net of the values referred above, which represented a reduction in the PIS and COFINS expenses since it does not refer to extemporaneous credits.

For additional matters related to the New Model, the Company estimates that the contingent asset corresponds to R$0.2 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

25.	NON-CASH ITEMS

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Fair value of option granted on a subsidiary	-	(4,266)	-	(2,133)
Effect of application of IAS 29 (hyperinflation)	129,554	61,307	133,295	163,739
Acquisition of investments payables	-	33,187	-	(1,244)

26.	RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company on all transactions with related parties.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the interim financial statements as formalized in the written contracts.

Transactions with management members

In addition to short-term benefits (primarily salaries), management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 21 - Share-based payments).

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

Total expenses related to the Company’s management members are as follow:

	Six-month period ended:		Three-month period ended:
	06/30/2021	06/30/2020	06/30/2021	06/30/2020

Short-term benefits (i)	42,989	12,363	14,161	6,572
Share-based payments (ii)	20,331	19,461	9,566	9,651
Total key Management remuneration	63,320	31,824	23,727	16,223

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 21 - Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at June 30, 2021 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at June 30, 2021 and December 31, 2020, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

The expenses incurred by Fundação Zerrenner for providing these benefits totaled R$138,835 (R$116,238 as at June 30, 2020), of which R$123,583 and R$15,252 were related to active employees and retirees respectively (R$101,970 and R$14,268 as at June 30, 2020 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$22,439 maturing on December 31, 2022.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

c) Leasing - Ambev. head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner, which is being re-negotiated, and currently the contract is in force for an indefinite period.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to ABI in Brazil and Canada and, through a license granted to ABI, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded in relation to this agreement was R$9,387 as at June 30, 2021 (R$770 as at June 30, 2020) and R$382,866 (R$265,685 as at June 30, 2020) as licensing income and expenses, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Modelo) in Latin America and Canada.

Transactions with related parties

	06/30/2021
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	1,002	-	-	-
AB InBev	19,225	(1,012)	(142,238)	-
AB Package	3	-	(109,141)	-
AB Services	10,706	-	(2,108)	-
AB USA	48,843	9,681	(301,410)	-
Bavaria	50,364	-	(6,443)	-
Cervecería Modelo	3,361	-	(322,415)	-
Cervecerías Peruanas	941	-	(4,820)	-
Inbev	1,220	74,115	(16,895)	-
Panama Holding	19,729	-	(11,015)	1,436
Others	10,627	1,022	(29,158)	-
	166,021	83,806	(945,643)	1,436

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	12/31/2020
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends payables	Dividends receivables
AB Africa	4,584	-	-	-	-
AB InBev	28,621	-	(84,639)	-	-
AB Package	4	-	(320,999)	-	-
AB Services	11,250	-	(1,743)	-	-
AB USA	36,738	6,176	(250,129)	-	-
Ambrew	-	-	-	(98,709)	-
Bavaria	976	-	(11,303)	-	-
Cervecería Modelo	5,081	-	(400,033)	-	-
Cervecerías Peruanas	1,394	-	(10,907)	-	-
Inbev	865	79,144	(19,419)	-	-
ITW International	-	-	-	(647,498)	-
Panama Holding	18,848	-	(13,075)	-	1,632
Others	10,229	1,079	(44,850)	-	-
	118,590	86,399	(1,157,097)	(746,207)	1,632

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	06/30/2021	12/31/2020
Non-current	Trade payables	Trade payables
ITW International	(386,063)	(420,495)
	(386,063)	(420,495)

The tables below represent transactions with related parties, recognized in the income statement:

	Six-month period ended: 06/30/2021
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	85	-	(75,128)	(4,982)	-
AB Package	-	-	(151,526)	-	-
AB Procurement	-	-	-	(16,104)	-
AB USA	17,789	-	(592,027)	(1,788)	358
Ambev Peru	1,787	-	-	-	-
Bavaria	21,685	-	(33,595)	-	-
Cervecería Modelo	102	-	(796,728)	-	-
Cervecerías Peruanas	3,558	-	(15,674)	-	-
GCC India	-	-	-	(4,373)	-
Inbev	-	-	(55,564)	-	-
ITW International	-	-	-	-	20,252
Others	7,521	92	(60,910)	-	-
	52,527	92	(1,781,152)	(27,247)	20,610

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Three-month period ended: 06/30/2021
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	85	-	(42,935)	(4,982)	-
AB Package	-	-	(78,918)	-	-
AB USA	12,584	-	(297,104)	(963)	358
Ambev Peru	419	-	-	-	-
Bavaria	19,791	-	(14,037)	-	-
Cervecería Modelo	102	-	(360,306)	-	-
Cervecerías Peruanas	19	-	(6,069)	-	-
GCC India	-	-	-	(2,477)	-
Inbev	-	-	(22,661)	-	-
ITW International	-	-	-	-	7,260
Others	3,177	54	(32,608)	-	-
	36,177	54	(854,638)	(8,422)	7,618

	Six-month period ended: 06/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	107	-	(32,298)	-	-
AB Package	-	-	(62,253)	-	-
AB USA	14,812	-	(618,957)	(1,444)	(1)
Bavaria	20,093	-	(16,559)	-	-
Cervecería Modelo	-	-	(578,580)	-	-
Cervecerías Peruanas	5,387	-	(10,874)	-	-
GCC India	-	-	(3,334)	(3,334)	-
Inbev	-	-	(53,855)	-	-
ITW International	-	-	-	-	(18,008)
Oriental Brewery	2,450	-	-	-	-
Others	2,044	52	(45,167)	(17,345)	-
	44,893	52	(1,421,877)	(22,123)	(18,009)

AMBEV S.A. Notes to the interim consolidated financial statements For the period ended June 30, 2021 All amounts in thousand of Brazilian Reais unless otherwise stated

	Three-month period ended: 06/30/2020
Company	Sales and others	Service fees / Reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	39	-	(3,036)	-	(6)
AB Package	-	-	(38,535)	-	-
AB USA	9,392	-	(225,913)	(784)	(1)
Bavaria	20,093	-	(20,419)	-	-
Cervecería Modelo	-	-	(248,717)	-	-
Cervecerías Peruanas	5,387	-	(2,022)	-	-
GCC India	-	-	(3,334)	(1,966)	-
Inbev	-	-	(21,060)	-	-
ITW International	-	-	-	-	(9,394)
Oriental Brewery	(92)	-	-	-	-
Others	1,882	14	(33,921)	(17,345)	-
	36,701	14	(596,957)	(20,095)	(9,401)

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panama Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer